Twilio Inc.

645 Harrison Street, Third Floor

San Francisco, California 94107

VIA EDGAR

June 8, 2016

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re:                             Twilio Inc.
Prior Correspondence in Connection with Registration Statement on Form S-1
File No. 333-211634

Dear Ms. Jacobs:

Please find all prior correspondence from Twilio Inc. (the “Company”) in response to comments from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced registration statement (the “Registration Statement”), which correspondence is attached hereto as Exhibit A, Exhibit B, Exhibit C and Exhibit D (the “Response Letters”).  This letter, along with the Response Letters, are being transmitted to the Commission via its Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system..

In addition, the Company hereby acknowledges the following:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact Rezwan D. Pavri of Goodwin Procter LLP at (650) 752-3190.

Sincerely,

TWILIO INC.

/s/ Karyn Smith
Karyn Smith
General Counsel and Corporate Secretary

cc:	Edwin Kim, Securities and Exchange Commission
Jeff Lawson, Twilio Inc.
Lee Kirkpatrick, Twilio Inc.
Anthony McCusker, Goodwin Procter LLP
Rezwan Pavri, Goodwin Procter LLP
Christopher Kaufman, Latham & Watkins LLP
Tad Freese, Latham & Watkins LLP
Conor Moore, KPMG LLP

Exhibit A

Rezwan D. Pavri 650.752.3190 rpavri@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

December 17, 2015

Via EDGAR and Overnight Delivery

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Twilio Inc.
Confidential Draft Registration Statement on Form S-1
Submitted November 6, 2015
CIK No. 0001447669

Dear Ms. Jacobs:

This letter is submitted on behalf of Twilio Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on November 6, 2015 (the “Draft Registration Statement”), as set forth in your letter dated December 3, 2015 addressed to Jeff Lawson, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Staff’s comments from the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized and bolded the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the reproduced Staff comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Prospectus Summary

Overview, page 1

1.                                      On page 6 and throughout your prospectus, you reference that you are “the leader in the Cloud Communications Platform category.” Please revise to explain the basis for this characterization, such as market share or revenues.

RESPONSE:  The Company respectfully advises the Staff that, to support this characterization, it has relied in part on two third-party reports.  The Company believes that the reports support the Company’s characterization of its leadership from a revenue, market share and reputation perspective, and that the addition of references to leadership based on market share or revenue would not adequately capture the strength of the Company’s position.  Pursuant to Rule 418 (“Rule 418”) of the Securities Act of 1933, as amended (the “Securities Act”), the Company is supplementally providing to the Staff under separate cover a copy of the relevant portions of such third-party reports. To expedite the Staff’s review, the Company has marked the third-party reports so that the Staff can easily locate and review the relevant data.

Pursuant to Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in, the Draft Registration Statement or the Amended Draft Registration Statement.

Summary Consolidated Financial and Other Data, page 11

2.                                      Please revise to include pro forma loss per share presentation here and on page 59, consistent with your presentation on page F-4.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 12, 63 and 73 to address the Staff’s comment.

Risk Factors

We currently generate significant revenue from WhatsApp …, page 24

3.                                      While you disclose that you do not have any long-term agreements with WhatsApp, please advise whether you have any material agreements that are required to be filed under Item 601(b)(10) of Regulation S-K.

RESPONSE:  The Company respectfully advises the Staff that it does not have any material agreements with WhatsApp that are required to be filed under Item 601(b)(10) of Regulation S-K.  WhatsApp has agreed to the Company’s standard Terms of Service, which are available at https://www.twilio.com/legal/tos, and it has negotiated pricing with the Company.

4.                                      We note that an increasing amount of your revenue is derived from WhatsApp. Please revise MD&A or Business to clarify why an increasing percentage of your revenue has been attributable to WhatsApp. In Business, describe your relationship with WhatsApp, how it uses your products, and how you derive revenue from this customer.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 25 to address the Staff’s comment.

The market in which we participate is intensely competitive …, page 24

5.                                      Please discuss the ease with which your customers can switch from your API’s and products to competing API’s and products.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 26 to address the Staff’s comment.

Industry and Market Data, page 51

6.                                      Please provide supplemental copies of the reports or other source documentation that you cite on page 51 from which market information or other data is extracted. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please advise if you commissioned any of the sources cited in your prospectus.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that, pursuant to Rule 418, the Company is supplementally providing to the Staff under separate cover copies of the reports cited in the Amended Draft Registration Statement. To expedite the Staff’s review, the Company has marked the supplemental materials to show where within each source the applicable referenced material is located and has cross-referenced it to the appropriate location in the Amended Draft Registration Statement. None of the reports were commissioned by the Company.

Pursuant to Rule 418, these supplemental materials shall not be deemed to be filed with, or a part of and included in, the Draft Registration Statement or the Amended Draft Registration Statement.

Use of Proceeds, page 52

7.                                      To the extent known, please provide more detail regarding the purposes for which the net proceeds in this offering are intended to be used. In this regard, consider disclosing the amount of proceeds that you plan to use to expand your sales organization, expand into international markets and further develop your Cloud Communications Platform. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. See Item 504 of Regulation S-K. We note on pages 63 and 64 you list various aspects of your growth strategy, but do not indicate if they will be funded via offering proceeds.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 9 and 54 to reflect that the Company intends to use the offering proceeds, in part, to make investments in the growth strategies disclosed in the Amended Draft Registration Statement.  The Company supplementally advises the Staff that at the current time the Company has no definitive or preliminary plans with respect to the allocation of the net proceeds from the offering for any particular purpose, and the Company has revised the disclosure on pages 9 and 54 accordingly.  The Company will further revise the disclosure if it makes specific definitive or preliminary determinations with respect to the use of the net proceeds from this offering prior to the completion of the offering.

Management’s Discussion and Analysis

Overview, page 61

8.                                      You disclose on page 63 your intention to operate the business to expand the reach and scale of your platform rather than maximizing gross margins. On page 64 you also discuss significant investments to be made in sales and marketing in advance of realizing revenue growth as well as expanding into new geographies. Please disclose how you believe these plans will impact future profitability and when you believe you will become profitable. We refer you to Refer to Section III.B.3 of SEC Release No. 33-8350.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 67 and 68 to reflect that the investments the Company is making in several areas may delay or otherwise impair the Company’s ability to achieve profitability.  The Company further advises the Staff that, at this time, it has not determined when it expects to become profitable.  The timing of the Company’s future profitability will depend upon many variables, including the success of the Company’s growth strategies and the timing and size of investments and expenditures that the Company chooses to undertake, as well as market growth and other factors that are not within the Company’s control.

Key Business Metrics, page 64

9.                                      Please revise to explain why you believe Variable Customers are “more likely to have significant fluctuations in usage from period-to-period” compared to all large Active Users, or all Active users that have not entered into at least a 12-month commitment contract. In this regard, while we note that base revenues are derived from minimum revenue commitment contracts, it appears that changes in usage beyond the minimum amounts also create variability in your revenues.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 14 and 69 to address the Staff’s comment.  The Company notes that almost all of its customers exhibit some level of variability in their consumption of the Company’s products, which is inherent in the Company’s usage-based revenue model.  However, in the Company’s experience, customers that generate at least 1% of the Company’s revenue and that are unwilling to commit to a long-term contract with the Company often exhibit a higher level of volatility over time.

10.                               On page 64, you disclose that as of June 30, 2015, you had 10 Variable Customers, which are all large Active Users. Please clarify in the MD&A or Business sections how much of your revenues, both base and variable, are based on sales to large enterprises and/or large Active Users.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 67 to address the Staff’s comment, and has specified the percentage of its revenue generated from its 10 largest Active Customers.  The Company believes that this provides investors with a clear understanding of the importance of large Active Customers to the Company’s results of operations.

11.                               We note that you generate a substantial majority of your revenue from usage-based fees, which include fees based on minutes of call duration, number of text messages and number of authentications. We further note that throughout your results of operations discussion, you attribute the growth in revenues, in part, to an increase in usage. Tell us your consideration to include a quantified discussion of such usages for each period presented and the impact on your operations.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 71, 75 and 77 to address the Staff’s comment, and to reflect that the increase in usage was broadly across its products and was driven by the growth in the number of Active Customers and expansion of use by exisiting customers.  The Company notes that, prior to its initial confidential submission of the Draft Registration Statement, it had considered quantification of changes in usage.  However, the Company did not to do so because management has not historically tracked or operated the business by reference to minutes of call duration, number of text messages and number of authentications, and does not believe this information would be meaningful to investors.  The Company believes that usage growth is driven by the addition of new customers and the expansion of customers’ use of its products.  As such, the Company’s management has been focused on adding new customers and on accelerating the adoption and broadening the deployment and use of its products by existing customers.  The Company has provided metrics for Active Customers and Dollar-Based Net Expansion Rate, and the Company’s management believes that these are the best metrics for understanding the drivers of usage growth of the Company’s products, both on a historical basis and as an indicator of potential future revenue growth.  Further, the Company respectfully advises the Staff that its management has, on occasion in the past, reviewed the changes in minutes of call duration, number of text messages and number of authentications from period to period, and believes that this information did not provide meaningful additional information about trends in revenue growth and could be misleading because it obscured broader trends in the business as a result of period-to-period variances in usage by product and across geographies.  To the extent that the Company starts to operate or track its business by reference to minutes of call duration, number of text messages and number of authentications, or if the Company believes that such information would be meaningful to investors, it will provide this disclosure in a future amendment to the Draft Registration Statement.

Results of Operations, page 69

12.                               You attribute increases in sales and marketing, research and development and general and administrative expenses, in part, to increased headcount. Please revise to quantify the changes in headcount during these periods.

RESPONSE:  The Company respectfully advises the Staff that it has revised its disclosure on pages 76 and 78 to address the Staff’s comment.

Business

Our Platform Approach, page 90

13.                               Please clarify whether you derive any revenue directly from your Super Network or your Business Model for Innovators. It is unclear whether the Super Network is merely the infrastructure to support your Programmable Communications Cloud platform and connect it to data and telecommunication networks. Further, it is unclear whether the Business Model for Innovators merely refers to the free toolkits that are available to developers on a trial basis.

RESPONSE:  The Company respectfully advises the Staff that it does not offer its Super Network or Business Model for Innovators as separate products and therefore does not derive revenue directly therefrom.  The Company views its Super Network and Business Model for Innovators as critical components of its platform and its ability to attract and retain customers.  The Super Network allows the Company to provide global reach and scale to its customers.  The Company’s Business Model for Innovators allows developers to experiment and build on its platform with very little investment, thus enabling easy adoption and the flexibility to scale quickly.

Our Super Network, page 93

14.                               Please revise to provide more details of your cloud data center arrangements with Amazon Web Services. For example, on page 21, you disclose that you receive substantially your entire cloud infrastructure from Amazon Web Services and that you intend to file a customer agreement with Amazon Web Services as an exhibit. On page F-37, you reference a $13 million purchase commitment. Please revise to describe all of your material agreements with Amazon Web Services and provide a description of the services they offer and how your platform operates on them and interfaces with network service providers.

RESPONSE:  The Company respectfully advises the Staff that it has revised its disclosure on pages 22 and 23 to address the Staff’s comment. The Company has continued to review its arrangements and relationship with Amazon Web Services (“AWS’), and, based on that review, believes that it is not required to file the customer agreement with AWS as a material contract. The customer agreement with AWS is the type of arrangement that ordinarily accompanies the kind of business conducted by the Company in the ordinary course, and is not a contract upon which the Company’s business is substantially dependent. While AWS is a leading provider of cloud infrastructure, other companies provide comparable offerings, including companies with resources that are equal to or greater than AWS’s, such as AT&T Global Services, Hewlett Packard, Microsoft and Google. In light of the foregoing, the Company believes that several other providers could provide it with services that are substantially similar to those that it receives from AWS.

In addition, if the Company were to receive notice from AWS of its intent to terminate the customer agreement, then the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. Further, while transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive, it would not cause substantial harm to the Company’s business or operating results over a durationally significant period. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its arrangements with AWS, and therefore is not required to file the customer agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

15.                               Please revise to provide more details of your network service providers and your relationship with them. For example, it is unclear whether they are predominately telecommunication providers or mobile telecommunication providers, or whether you are substantially dependent on any of them. Also, please clarify whether your customers are required to use your network service providers to, for example, send voice or text messages to use your software.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on page 101 to address the Staff’s comment.

16.                               Please clarify whether your vendor agreements with Amazon Web Services and network service providers base their fees on variable factors such as data usage, number of phone calls, number of text messages, or other factors.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 71 to address the Staff’s comment.  The Company has addressed the Staff’s comment in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) section rather than the “Business” section because the Company believes that this discussion is more relevant to investors within the context of MD&A.

Our Growth Strategy, page 96

17.                               Please clarify whether you have generated a material amount of revenues from independent software vendors or system integrators. Also, please clarify how you would generate revenue from these relationships and whether you would share your usage-based revenue with these partners.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 104 to address the manner in which the Company generates revenue from these relationships.  As noted in the revised disclosure, the Company generates revenue through its relationships with independent software vendors (“ISVs”) and system integrators (“SIs”) through usage-based fees (i.e., when an end customer of the ISV or SI uses the Company’s products or uses software or applications functionality enabled by the Company’s products).  The ISVs and SIs do not receive a portion of this revenue, and the Company does not pay any other fees to ISVs or SIs for integrating the Company’s products into those ISV or SI offerings.  Because the Company generates revenue through these relationships in the same manner as it generates revenue from customers, the Company does not separately track revenue generated from relationships with ISVs and SIs.  As such, the Company is not able to quantify the proportion of its revenue that is generated through relationships with ISVs and SIs, but seeks to continue expand these relationships as the Company has successfully generated revenue through these relationships in the past.

Our Products, page 97

18.                               In this section, please provide a brief description of your pricing methodology for each product category. To the extent pricing is based on usage, please clarify the metric used to measure usage (i.e., phone calls or text messages).

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 106, 107 and 108 to address the Staff’s comment.

19.                               Please revise to clarify whether your usage-based pricing structure provides volume discounts for larger enterprises and/or whether pricing is negotiated on a per-customer basis for larger accounts.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 109 to address the Staff’s comment.

20.                               Please clarify the amount of your revenue that is derived from usage fees versus subscriptions or other methods of pricing.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 71 to address the Staff’s comment.  The Company addressed the Staff’s comment in the MD&A section rather than the “Business” section because the Company believes that this discussion is more relevant to investors when in the context of MD&A.

Twilio.org, page 97

21.                               Please revise to clarify whether Twilio.org is a separate organization from Twilio Inc., and if so, whether it is a non-profit organization.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 106 to address the Staff’s comment.  Twilio.org is not a separate organization from Twilio Inc. and, therefore, it is not a non-profit organization.

Customer Support, page 101

22.                               Please revise to clarify whether you derive a material amount of revenue from customer support services.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 110 to address the Staff’s comment.

Legal Proceedings, page 103

23.                               Please revise to provide more details of the patent infringement litigation brought by Telesign Corporation. You reference specific patents held by Telesign and a potential injunction. Your description of the legal proceeding should include any products that may be subject to an injunction to prevent you from offering it to your customers.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 30, 112 and F-24 to address the Staff’s comment.

Management

Board of Directors, page 106

24.                               On page F-27, you describe that holders of Series A, B, and D preferred stock, voting as a class, each have a right to choose a director under certain circumstances, and the entire stockholder base votes for two other directors, voting on an as-converted basis. Please clarify how these voting arrangements resulted in Bessemer Venture Partners designating Mr. Byron Deeter as a director, Redpoint Omega II, L.P. designating Mr. Scott Raney as a director, and Messers. Richard Dalzell and James McGeever being approved by the majority of the other directors.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 115 and 116 to address the Staff’s comment.

Compensation Committee Interlocks and Insider Participation, page 109

25.                               Your compensation committee members, James McGeever and Byron Deeter, are described on pages 119 through 121 as having several related party agreements attributable to them or their affiliates. Please disclose the appropriate related party transactions for these committee members under the caption “Compensation Committee Interlocks and Insider Participation,” beyond the Series E financing by the Bessemer Venture Partners entities already disclosed, as required by Item 407(e)(4)(i)(C) of Regulation S-K. Alternatively, you may provide a cross-reference to your related party disclosures.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 118 to address the Staff’s comment by including a cross-reference to the related party disclosures.

Executive Compensation, page 111

26.                               Please file the offer letters for your named executive officers, Roy Ng and Karyn Smith, as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:  The Company respectfully advises the Staff that it will file the offer letters for its named executive officers in a subsequent amendment to the Draft Registration Statement.

Certain Relationships and Related Party Transactions, page 119

27.                               Please revise to identify each director, executive officer, and/or principal stockholder that is a party to your investors’ rights agreement, right of first refusal and voting agreement, to the extent not already disclosed.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 131 and 132 to address the Staff’s comment.

Principal Stockholders, page 124

28.                               Please revise to disclose the natural persons with voting and/or investment power for the shares held by the entities affiliated with Bessemer Venture Partners (“BVP Entities”). In note (7) on page 125, you disclose “No stockholder, partner, director, officer, manager, member or employee of Deer VII L.P. or Deer VII Ltd. has beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of any shares held by the BVP Funds.” You further disclose that Deer VII L.P. and Deer VII Ltd. “may be deemed” to have voting and dispositive power over the shares of the BVP Entities. Please remove the uncertainty as to which natural persons have voting and investment power over the shares of BVP Entities. Please refer to Rule 13d-3 and Instruction 2 of Item 403 of Regulation S-K.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 135 to address the Staff’s comment.

29.                               We note that your director Mr. Byron Deeter is a partner of Bessemer Venture Partners and identified as a director of Deer VII & Co Ltd. in Note (7) on page 125. Please advise us why the securities held by Bessemer Venture Partner funds are not attributable to Mr. Deeter as a beneficial owner and included in the “All directors and executive officers as a group” subtotal in the beneficial ownership table.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 135 to address the Staff’s comment.

30.                               Similarly, please advise us why any shares held by entities affiliated with Redpoint Ventures are not attributable to your director Mr. Scott Raney, who is a Redpoint Ventures partner, as a beneficial owner or included in the “All directors and executive officers as a group” subtotal in the beneficial ownership table.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 135 to address the Staff’s comment.

31.                               Please revise to disclose the natural person(s) with voting and/or investment power for the shares held by Union Square Ventures.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 136 to address the Staff’s comment.

Description of Capital Stock

Fully Paid and Non-Assessable, page 128

32.                               Please revise to attribute the legal conclusion that all of your “outstanding shares of common stock are, and shares of your common stock to be issued in this offering will be, fully paid and non-assessable” to counsel.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 138 to address the Staff’s comment.

Recent Sales of Unregistered Securities

Shares Issued in Connection with Acquisitions, page II-3

33.                               On page 61, you indicate that you acquired Authy in February 2015. Please revise this section to clarify the dates or date ranges that shares were issued in connection with this acquisition and the value of such shares issued.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 70 to address the Staff’s comment.

34.                               You describe issuing Series T preferred stock to individuals that were “former service providers and/or stockholders” of Authy on page II-3, but on page F-19, you reference issuing 389,733 Series T preferred shares to acquire Authy from its shareholders and another 507,885 Series T preferred shares to a “former shareholder of Authy.” Please clarify what consideration was provided to Twilio by this former shareholder of Authy in return for issuing 507,885 shares of Series T preferred stock. Also, while you disclose that you relied upon the exemption under Section 4(2) of the Securities Act on page II-3, we note that you also filed a Form D on March 2, 2015 disclosing that you are claiming an exemption under the safe harbor of Rule 506(b) of Regulation D. Please expand the disclosure in this section to discuss your use of the safe harbors under Regulation D, as appropriate.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page II-3 to address the Staff’s comment.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Polices

(j) Internal-Use Software Development Costs, page F-9

35.                               We note from your disclosures on page 67 that you continue to focus your research and development effort on adding new features and products, improving your platform and increasing the functionality of your existing products. Please tell us, and revise your disclosures here to clarify, how you account for upgrades and enhancements to your products. We refer you to ASC 350-40-25-7 through 25-11.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page F-10 to address the Staff’s comment.

Other

36.                               We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

RESPONSE:  The Company acknowledges the Staff’s comment and understands that the Staff will need sufficient time to review the filing after the price range is included and that the inclusion of the price range may cause the Staff to issue additional comments.  The Company respectfully advises the Staff that, once the price range is available, it will provide the price range in a subsequent amendment to the Draft Registration Statement.

37.                               Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE:  The Company respectfully advises the Staff that there are no written communications that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act.  To the extent that such materials are presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

38.                               If you intend to use graphics in your prospectus, other than those already provided, please submit such materials to the staff on a supplemental basis and provide any support for any claims contained therein. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

RESPONSE:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that, once available, it will supplementally provide the Staff with copies of the Company’s proposed graphics and artwork that it intends to use, and will also supplementally provide to the Staff support for any claims contained therein as appropriate.

[Signature Page Follows]

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3190.

Sincerely,

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:	Edwin Kim, Securities and Exchange Commission
Melissa Kindelan, Securities and Exchange Commission
Kathleen Collins, Securities and Exchange Commission
Jeff Lawson, Twilio Inc.
Roy Ng, Twilio Inc.
Lee Kirkpatrick, Twilio Inc.
Karyn Smith, Twilio Inc.
Anthony McCusker, Goodwin Procter LLP
Christopher Kaufman, Latham & Watkins LLP
Tad Freese, Latham & Watkins LLP
Conor Moore, KPMG LLP

Exhibit B

January 20, 2016

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Twilio Inc.

Amendment No. 1 to Confidential Draft Registration Statement on Form S-1

Submitted December 17, 2015

CIK No. 0001447669

Dear Ms. Jacobs:

This letter is submitted on behalf of Twilio Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 submitted by the Company on December 17, 2015 (the “Draft Registration Statement”), as set forth in your letter dated January 8, 2016 addressed to Jeff Lawson, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Prospectus Summary

Overview, page 1

1.                                      Your response to prior comment 1 and supporting materials indicate that you believe your leadership is based on factors such as revenues, market share and reputation. For context, please clarify that these are the reasons for your belief that you are a leader in the Cloud Communication Platform category.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on pages 6 and 104 to address the Staff’s comment.

Risk Factors

We currently generate significant revenue from WhatsApp …, page 25

2.                                      Please advise whether your WhatsApp agreement contains any material changes to your standard Terms of Service.

RESPONSE:  The Company respectfully advises the Staff that WhatsApp has agreed to the Company’s standard Terms of Service without any material changes.

We may be subject to governmental export controls and economic sanctions…, page 36

3.                                      Please tell us to which countries subject to U.S. sanctions your products may have been exported.

RESPONSE:  The Company respectfully advises the Staff that during an audit of customer records, the Company discovered that a small number of individuals accessed the Company’s service from IP addresses that are associated with Cuba, Iran, Sudan and Syria and that the Company’s software products may have been exported to these countries. In November 2015, the Company submitted initial voluntary self-disclosure notices of apparent violations to the Bureau of Industry and Security, U.S. Department of Commerce, and the Office of Foreign Assets Control, U.S. Department of the Treasury.  The Company is investigating the matter and will submit final reports of its findings with these agencies once its investigation is completed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 65

4.                                      Given the significance of your net losses to date, please revise to incorporate the additional information provided in your response to prior comment 8. Specifically, disclose that you have not determined when you expect to achieve profitability and that

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your future profitability depends on many variables, which you should describe. We refer you to Section III.B.3 of SEC Release No. 33-8350.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 68 to address the Staff’s comment.

5.                                      We note your additional disclosure on page 67 in response to prior comment 10 regarding the percentage of revenues generated from your 10 largest Active Customers. Please revise to note how many of those 10 customers were variable customers and disclose the percentage of revenue generated from the variable customers for each of the periods presented. If the eight variable customers noted on page 69 are not included in the revenue percentages disclosed for your 10 largest Active Customer amounts, please revise to clarify as such.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 67 to address the Staff’s comment. The Company also confirms that the relevant Variable Customers were previously included within the revenue percentages disclosed for the 10 largest Active Customers.

Key Business Metrics, page 68

6.                                      We note your revised disclosures in response to prior comment 9. Please further revise to indicate that almost all of your customers have some level of variability given the usage-based revenue model, as you note in your response, including those considered part of your base revenue.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 69 to address the Staff’s comment.

Business

Our Platform Approach, page 98

7.                                      Please revise where appropriate to clarify that you do not derive revenue directly from your Super Network and Business Model of Innovators as indicated in your response to prior comment 13.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 71 to address the Staff’s comment.

Our Super Network, page 101

8.                                      We note your response to prior comment 15 regarding your Super Network. Please clarify whether your customers or end users must use the network service providers through your Super Network to use your products or services, or whether they may use their own network service providers directly.

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RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 102 to address the Staff’s comment. As noted in the revised disclosure, some customers choose to augment their pre-existing communication architecture by adding capabilities from the Company’s platform while maintaining their own network service provider relationships. In those cases, customers retain full control over the business and routing relationship with their network service providers and the Company does not earn any revenue from that portion of the customer’s activity.  The revenue that the Company generates from these customers is related to the capabilities provided by its products and does not include any charges related to connectivity or delivery.

Our Growth Strategy, page 103

9.                                      We note your response to prior comment 17. Please clarify for us whether you invoice the ISV and SI end-customers directly for their usage or whether the ISVs and SIs are responsible for invoicing their customers and remitting such amounts to the company. Please also revise page 104 to clarify that you do not share any usage-based revenue with software vendors or system integrators, nor do you pay them fees to include your products and services as part of their offerings.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 105 to address the Staff’s comment. The Company further advises the Staff that ISVs are typically an end customer of the Company. Accordingly, ISVs negotiate directly with the Company for the pricing applicable to the products they use and the Company invoices each ISV directly in aggregate for all of its usage. In a limited number of cases, there are some platform-focused ISVs that offer a broad range of technology capabilities, which enable the customers of the ISV to become direct end customers of the Company. In those platform-focused ISV cases, the Company directly invoices the end customer and does not make any payments to the ISV. In the event that a customer has developed an application that incorporates the Company’s products through the use of an SI, the customer forms a direct relationship with the Company once its application is live and it registers with the Company like any other self-serve customer and is invoiced by the Company directly.

Notes to Consolidated Financial Statements

Note 12. Stockholders’ Equity

(c) Stock Repurchases, page F-29

10.                               Please provide us with the calculations that support the $2.0 million of compensation expense and the $3,992 deemed dividend recorded in the 2015 Repurchase transactions.

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In your response, tell us the fair value of common stock used in such calculations and how it compares with the fair values listed on page 88. Also, tell us why the carrying value of the Series A and Series B preferred stock were not impacted by the 2015 Repurchases.

RESPONSE:  The Company respectfully advises the Staff that in its calculation of the compensation expense and deemed dividend recorded in the 2015 Repurchase transaction the Company used the fair value of common stock of $9.10 per share effective as of August 31, 2015, which fair value was determined by its Board of Directors based in part on a contemporaneous valuation analysis performed by an unaffiliated third party valuation firm. The fair value used in the calculation is consistent with the fair value per share set forth in the table on page 89. The Company has attached the calculation detail hereto as Exhibit A.

The Company acknowledges that the carrying values of the Series A and Series B preferred stock should have reflected a decrease of approximately $32,000 and $283,000, respectively, as a result of the 2015 Repurchase transaction, with a corresponding decrease of approximately $315,000 to Accumulated Deficit. The Company believes that these amounts are immaterial and proposes to correct the reclassification prospectively when the Company updates its filing to include audited financial statements for the year ended December 31, 2015.

[Signature Page Follows]

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3190.

Sincerely,

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:                                Edwin Kim, Securities and Exchange Commission

Melissa Kindelan, Securities and Exchange Commission

Kathleen Collins, Securities and Exchange Commission

Jeff Lawson, Twilio Inc.

Roy Ng, Twilio Inc.

Lee Kirkpatrick, Twilio Inc.

Karyn Smith, Twilio Inc.

Anthony McCusker, Goodwin Procter LLP

Christopher Kaufman, Latham & Watkins LLP

Tad Freese, Latham & Watkins LLP

Conor Moore, KPMG LLP

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Exhibit A

2015 Repurchase Transaction Details

Issuer / Transaction:	Twilio Inc.
Buyer(s):	Twilio Inc.
Settlement Date:	8/21/2015
Repurchase $/Share	$10.179
Fair Value of Common Stock as of 8/31/15	$9.10

Status	Type	Total Quantity	$/Share	Gross Sale	Treasury Stock	Employee Compensation	Cost Basis for Preferred/ Value Above Fair Value for Common	Total Carrying Value of Preferred Stock	Deemed Dividend
Employee	Common Stock	1,384,190	$10.179	$14,089,670	$12,596,129	$1,493,541
Former Employee	Common Stock	437,849	$10.179	4,456,865	3,984,426	472,439
Employee	Preferred	6,771	$10.179	68,922	61,616	7,306
Non-employee	Common Stock	47,117	$10.179	479,604	428,765		$1.079		$50,839
Non-employee	Preferred	269,167	$10.179	2,739,851			$1.0511	$282,921	2,456,930
Non-employee	Preferred	89,978	$10.179	915,886			$0.3510	31,582	884,304

		2,235,072		$22,750,798	$17,070,936	$1,973,286		$314,503	$3,392,073

Exhibit C

Rezwan D. Pavri 650.752.3190 rpavri@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

February 12, 2016

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Twilio Inc.

Amendment No. 2 to Confidential Draft Registration Statement on Form S-1

Submitted January 20, 2016

CIK No. 0001447669

Dear Ms. Jacobs:

This letter is submitted on behalf of Twilio Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 2 to the Confidential Draft Registration Statement on Form S-1 submitted by the Company on January 20, 2016 (the “Draft Registration Statement”), as set forth in your letter dated February 8, 2016 addressed to Jeff Lawson, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing an Amended Draft Registration Statement (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Draft Registration Statement (marked to show changes from the Draft Registration Statement).

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Prospectus Summary

Our Growth Strategy, page 6

1.                                      You state that during the three months ended September 30, 2015, you generated revenue from over 85,000 customers. Tell us how this compares to the number of Active Customers as discussed elsewhere throughout the filing. For instance, to the extent that the majority of these 85,000 customers contributed less than $5 per month of revenue, please revise your disclosures to indicate as such.

RESPONSE:  The Company respectfully advises the Staff that the number of Active Customers is a subset of the Company’s total customers, and that Active Customers represent those customers that generated at least $5 of revenue in the last month of a quarter.  The Company has previously included this definition in the Draft Registration Statement.  The Company respectfully advises the Staff that it has revised the disclosure on page 6 to address the Staff’s comment.

Risk Factors

We may be subject to governmental export controls and economic sanctions…, page 38

2.                                      We note your response to comment 3 in our letter dated January 8, 2016, that individuals in Iran, Syria and Sudan accessed your services and that your software products may have been exported to those countries. We note also that your website provides pricing information for local phone connectivity, SIP interface and other services for Iran, Syria and Sudan. Iran, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form S-1 does not include disclosure about those countries. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, Syria and Sudan, whether through subsidiaries, affiliates, distributors or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided into Iran, Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

RESPONSE:  The Company respectfully advises the Staff that it has no operations, infrastructure, assets, or employees located in Iran, Syria or Sudan.  The Company’s prior limited, inadvertent contacts with these countries fall into two categories.

First, because the Company does not block transmission through its servers of communications originating in or destined to Iran, Syria or Sudan, the Company believes that some of its customers have used the Company’s services to facilitate communications with persons located in those countries who are not customers of the Company.  The pricing information on the Company’s website indicates the cost to the Company’s customers of communicating with persons located in those countries and is not an invitation for persons in those countries to subscribe to the Company’s services.  The Company believes that it is acting lawfully under the U.S. sanctions applicable to those countries in allowing such communications.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Second, the Company discovered in 2015 that a small number of customers accessed the Company’s service from IP addresses that are associated with Iran, Sudan and Syria.  Although the Company’s investigation is ongoing, it believes that 29 past customers may have been located in Iran; two past customers may have been located in Syria; and one past customer may have been located in Sudan.  Conflicting IP address and customer information and the inaccuracy of IP address resolution causes uncertainty about these figures, but the Company’s records indicate that the maximum aggregate payments made to the Company by past customers in these countries did not exceed $2,000.  Given the apparent past use of the Company’s products in those countries, it is possible that Company software products may have also been exported to these countries, including any of the software downloadable products described in the Company’s Amended Draft Registration Statement (Programmable Voice, Messaging and Video APIs and SDKs, and other Use Case APIs); however, such exports are not associated with any additional revenues.  The Company has taken measures to prevent parties in those countries from becoming customers or further using its products and services.

As referenced in the Company’s previous response, the potential users of the Company’s service in Iran, Sudan and Syria are the subject of the internal investigation and voluntary self-disclosures of potential violations of law.  In October 2015, the Company took steps to officially classify its software for “mass market” treatment under the Export Administration Regulations.  As a result, the Company believes its software and services are now authorized for export to Cuba, Iran, Sudan and Syria, with minor exceptions, under the U.S. sanctions regulations.  In an abundance of caution, however, the Company has implemented IP address-blocking technology to prevent users from those countries from becoming customers or further using its products and services.

Individuals or entities located in Iran, Syria or Sudan may have contacted the Company by e-mail or otherwise to inquire about purchasing the Company’s services.  To the Company’s knowledge, none of these contacts have been with the governments of these countries or entities they control.

3.                                      Please discuss the materiality of any contacts with Iran, Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

RESPONSE:  The Company respectfully advises the Staff that it does not regard the contacts discussed in response to the Staff’s comment above as a material investment risk for its security holders, and does not believe that such contacts are reasonably likely to have an impact on its share value or reputation.  As noted in response to the Staff’s comment, revenue derived from prior customers in Iran, Syria and Sudan was less than $2,000 in the aggregate.  This amount constituted less than 0.00007% of the Company’s aggregate revenue for the years ended December 31, 2013, 2014, and 2015, of over $305 million.  As such, the Company concluded that revenue from sanctioned countries was de minimis.  Although the Company’s investigation of those contacts is still ongoing, it does not expect to be issued a fine or other penalty by applicable regulatory agencies; however, if the Company were to be fined, the applicable guidelines and historical practice of the applicable regulatory agencies leads the Company to believe that any fine would not be material in amount.  Further, the Company believes that it has implemented appropriate IP address-blocking technology to prevent users from Iran, Syria and Sudan from becoming customers or further using its products and services.

The Company further respectfully advises the Staff that it is cognizant that certain state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  The Company believes that, because of the factors specified in the prior paragraph, its past contacts with Iran, Syria and Sudan do not constitute a material investment risk for its security holders, and does not believe that such contacts are reasonably likely to have an impact on its share value or reputation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 65

4.                                      We note your revised disclosure on page 68 in response to prior comment 4. We believe you should also disclose, as previously requested, that you have not determined when you expect to achieve profitability as such an uncertainty could be important to investors in understanding management’s expectations for the future. Please advise or revise. We refer you to Section III.B.3 of SEC Release No. 33-8350.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 67 to address the Staff’s comment.

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Business

Our Growth Strategy, page 104

5.                                      Your response to prior comment 9 indicates that ISVs are typically an end customer of the company and therefore, you invoice each ISV directly in aggregate for all of its usage. In your response to comment 17 in your letter dated December 17, 2015 you indicated that you do not separately track revenue generated from your relationships with ISVs. Please explain this apparent inconsistency, as it would seem that if you invoice each ISV directly for all of its usage you would be able to track revenue generated from the ISVs.

RESPONSE:  The Company respectfully advises the Staff that it does track revenue from each of its customers, including ISVs;  however, the Company does not distinguish in its internal systems whether a customer is an ISV or some other category of customer.  The substantial majority of the Company’s customers initially start using the Company’s products through its self-service model, and the customers do not categorize themselves as belonging to any particular category of customer as part of the signup process.  As such, the Company is not able to specifically classify its customers as ISVs, although it has developed deeper relationships with certain customers and determined that such customers are integrating the Company’s products into the customers’ development platforms to extend functionality.  The Company views customers that are using its products in this manner as ISVs.  The Company is not able to make this determination for every customer, and therefore, the Company is not able to specify the proportion of revenue that is generated by ISVs.

[Signature Page Follows]

Ms. Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3190.

Sincerely,

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:                                Edwin Kim, Securities and Exchange Commission

Melissa Kindelan, Securities and Exchange Commission

Kathleen Collins, Securities and Exchange Commission

Jeff Lawson, Twilio Inc.

Roy Ng, Twilio Inc.

Lee Kirkpatrick, Twilio Inc.

Karyn Smith, Twilio Inc.

Anthony McCusker, Goodwin Procter LLP

Christopher Kaufman, Latham & Watkins LLP

Tad Freese, Latham & Watkins LLP

Conor Moore, KPMG LLP

Exhibit D

Rezwan D. Pavri 650.752.3190 rpavri@goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive Menlo Park, CA 94025 T: 650.752.3100 F: 650.853.1038

May 26, 2016

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:                             Twilio Inc.

Amendment No. 3 to Confidential Draft Registration Statement on Form S-1

Submitted February 16, 2016

CIK No. 0001447669

Dear Ms. Jacobs:

This letter is submitted on behalf of Twilio Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 3 to the Confidential Draft Registration Statement on Form S-1 submitted by the Company on February 16, 2016 (the “Draft Registration Statement”), as set forth in your letter dated February 25, 2016 addressed to Jeff Lawson, Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing an Amended Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Registration Statement.  All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Draft Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.  In addition to submitting this letter via EDGAR, we are sending via courier four (4) copies of each of this letter and the Amended Registration Statement (marked to show changes from the Draft Registration Statement).

Notes to Consolidated Financial Statements

Note 18. Subsequent Events, page F-37

1.                                      Please tell us your consideration for disclosing the restricted stock unit and stock option awards granted on February 4, 2016, including the aggregate fair value of the awards and the periods over which the fair value will be recognized as stock-based compensation expense. We refer you to ASC 855-10-50-2.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page F-42 to address the Staff’s comment.

[Signature Page Follows]

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If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3190.

Sincerely,

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:                                Edwin Kim, Securities and Exchange Commission

Melissa Kindelan, Securities and Exchange Commission

Kathleen Collins, Securities and Exchange Commission

Jeff Lawson, Twilio Inc.

Roy Ng, Twilio Inc.

Lee Kirkpatrick, Twilio Inc.

Karyn Smith, Twilio Inc.

Anthony McCusker, Goodwin Procter LLP

Christopher Kaufman, Latham & Watkins LLP

Tad Freese, Latham & Watkins LLP

Conor Moore, KPMG LLP

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